Fiorella Management Group LLC
Profit and Loss
January - December 2023

		Total
Income		
Catering Fees		13,341.48
Clement Fees		164,792.36
Polk Fees		209,237.13
Sunset Fees		300,823.18
Total Income	$	**688,194.15**
Cost of Goods Sold		
0602 PURCHASES		8,034.00
Total Cost of Goods Sold	$	**8,034.00**
Gross Profit	$	**680,160.15**
Expenses		
0700 PAYROLL EXPENSES		
0701 SALARIES & WAGES		503,682.35
0723 HEALTH INSURANCE		13,309.12
0751 PAYROLL TAX - FEDERAL		37,184.21
0752 PAYROLL TAX - STATE		2,286.21
0756 PAYROLL TAX - FUTA		287.76
0775 INSURANCE - WORKMANS COMP.		1,789.14
Total 0700 PAYROLL EXPENSES	$	**558,538.79**
0702 ADVERTISING		3,960.66
0704 AUTOMOBILE EXPENSE		6,878.45
0706 BANK SERVICE CHARGES		90.00
0708 CASUAL LABOR		1,050.00
0715 DONATION		500.00
0716 DUES AND SUBSCRIPTIONS		6,664.70
0717 EMPLOYEES BENEFITS		6,351.39
0718 MEALS & ENTERTAINMENT		6,387.01
0720 FEES & PERMITS		892.00
0725 FINANCE CHARGES		185.53
0726 LAUNDRY		1,026.51
0728 LOAN INTEREST EXPENSE		3,308.00
0729 MEDICAL		0.00
0732 OFFICE EXPENSE		1,018.43
0733 PARKING		1,121.52
0734 POSTAGE AND DELIVERY		204.62
0736 PROFESSIONAL SERVICES		
0736-1 ACCOUNTING		9,505.09
0736-2 LEGAL FEE		0.00
0736-3 WEB DEVELOPMENT		72.00
0736-4 PROFESSIONAL SERVICES		25,454.56
Total 0736 PROFESSIONAL SERVICES	$	**35,031.65**
0739 REPAIRS & MAINTANENCE		2,025.09
0745 SUPPLIES		3,975.32
0749 TAX - STATE CORPORATION		4,900.00
0770 TELEPHONE EXPENSE		3,046.50
0771 TRAVEL		6,580.30
0773 401K EMPLOYER MATCH		10,897.23
0776 RESEARCH & DEVELOPMENT		5,452.82
0777 STAFF MEALS		10,353.20
0780 MISCELLANEOUS		4,720.43
Total Expenses	$	**685,160.15**
Net Operating Income	-$	**5,000.00**
Other Income		
0801 COMMISSION INCOME		5,000.00
Total Other Income	$	**5,000.00**
Net Other Income	$	**5,000.00**
Net Income	$	**0.00**

Fiorella Management Group LLC
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
0102 FIRST REPUBLIC BANK # 8888 - CHECKING	2,031.75
0107 ADP CLEARING	0.00
Total Bank Accounts	$ 2,031.75
Accounts Receivable	
Accounts Receivable (A/R)	100,386.24
Total Accounts Receivable	$ 100,386.24
Total Current Assets	$ 102,417.99
TOTAL ASSETS	$ 102,417.99
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
0200 ACCOUNTS PAYABLE	625.29
Total Accounts Payable	$ 625.29
Credit Cards	
0291 AMERICAN EXPRESS C/C # 41006	6,426.48
Total Credit Cards	$ 6,426.48
Other Current Liabilities	
0373 AMERICAN EXPRESS LOAN	29,008.94
0374 Temp Loan from Polk	0.00
Deposits Received	61,000.00
State Tax Levy	0.00
Total Other Current Liabilities	$ 90,008.94
Total Current Liabilities	$ 97,060.71
Long-Term Liabilities	
0371 LOAN FROM FIORELLA POLK	500.00
Total Long-Term Liabilities	$ 500.00
Total Liabilities	$ 97,560.71
Equity	
0302 PARTNER CAPITAL - BORIS	2,428.65
0303 PARTNER CAPITAL - BRANDON	2,428.65
Retained Earnings	-0.02
Net Income	0.00
Total Equity	$ 4,857.28
TOTAL LIABILITIES AND EQUITY	$ 102,417.99

Fiorella Management Group LLC
Statement of Cash Flows
January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-33,574.80
0200 ACCOUNTS PAYABLE	625.29
0291 AMERICAN EXPRESS C/C # 41006	726.39
0373 AMERICAN EXPRESS LOAN	29,008.94
0374 Temp Loan from Polk	0.00
State Tax Levy	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$ 3,214.18**
Net cash provided by operating activities	**-$ 3,214.18**
Net cash increase for period	**-$ 3,214.18**
Cash at beginning of period	5,245.93
Cash at end of period	**$ 2,031.75**

Monday, Feb 05, 2024 04:08:32 PM GMT-8